Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
2006 SEP -5 P 1:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Tuesday 29 August 2006


06016517

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

PROCESSED
SEP 05 2006
THOMSON
FINANCIAL

Name: Simone Tinney
Title: Communication Assistant


ANTISOMA

Antisoma selects renal cancer and melanoma as phase I indications for AS1409

London, UK: 29 August 2006 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that its forthcoming phase I trial of AS1409 will enrol patients with renal cancer and melanoma. High levels of the drug's target are found in these cancers.

AS1409 is a fusion protein with two components. One is the cytokine IL12, which is known to have anti-cancer effects. The other is an antibody that binds to EDB fibronectin, a protein associated with tumour blood vessels in a wide range of cancers. AS1409 is designed to be a targeted therapy that delivers IL12 specifically to tumours. Xenograft studies in mice with prostate, colorectal and skin cancers have shown that AS1409 blocks cancer growth more effectively than an equivalent dose of untargeted IL12. AS1409 is also expected to cause fewer side effects than IL12 alone.

AS1409 has potential against various tumours. Past clinical trials have suggested that melanoma and renal cancer are particularly sensitive to IL12. These cancers were therefore tested for EDB fibronectin to assess the potential for targeting by AS1409. Samples from 15 melanoma and 20 renal cancer patients were clearly positive, showing these cancers to be suitable for the initial evaluation of the drug.

Antisoma's CEO, Glyn Edwards, said: "AS1409 is an exciting prospect and we're pleased to have taken another step closer to the clinic with a rational choice of cancer indications for our forthcoming phase I trial."

Enquiries:
Glyn Edwards, CEO +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.